Exhibit 99.1

Medigus Announces First Authorization For Commercial Drone Deliveries in Brazil

Tel Aviv, Israel – February 14, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that ParaZero Ltd. (“ParaZero”), a privately held company engaged in drone technology with an innovative patented safety system for drones, of which Medigus has a 40% ownership stake, confirmed that a drone carrying its ParaZero SafeAirTM system was granted the first authorization for commercial drone deliveries from The Brazilian National Civil Aviation Agency (ANAC).

ANAC authorized the manufacturer, Speedbird Aero, to carry out commercial drone deliveries in Brazil. Over the past two years, ParaZero has worked closely with Speedbird Aero to equip the Speedbird Aero DLV-1 NEO drone model with the ParaZero SafeAirTM system.

This is the first authorization granted by ANAC for the commercial operation of an unmanned aircraft used in product delivery. The authorization enables the remotely piloted aircraft, model DLV-1 NEO, to operate commercially on beyond visual line of sight routes (BVLOS), that is, beyond the operator’s visual line of sight.

ParaZero has developed a patented drone safety system designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment. Unique in the industry, the system includes a smart parachute system that monitors drone flight in real time, identifies critical failures, and autonomously triggers a parachute in the event of an emergency. This innovative solution may save commercial drone operators millions in losses.

Speedbird Aero will now be able to use the drone to carry out deliveries with loads of up to 2.5 kg within a radius of 3 km. The ParaZero SafeAirTM system will enable the Speedbird Aero to fly safely in urban environments, maintaining safety margins which include not flying over people, keeping distance from possible sources of electromagnetic interference, observing maximum and minimum operating altitudes and weather conditions.

According to a Feb. 10, 2022 report by MarketWatch, for the period 2017-2025, the value of small drone shipments will reach $85 billion, including sales of UAV hardware, software and service spending. According to the FAA, there are currently more than 870,000 registered drones in the U.S. alone, with 40 percent of them licensed for commercial use. While there is no official reporting on drone crashes, industry experts have estimated as many as 30 percent of drone pilots have crashed a drone. The resulting damage from these crashes has led many CAAs to strictly regulate commercial drone flight patterns.

For commercial operators, the ability to operate in close proximity to people and structures is critical, as it opens new verticals and previously unattainable business opportunities.

ParaZero’s safety technology contains a portfolio of ASTM F3322-18 compliant parachute systems for the DJI Mavic 2, Phantom 4, Matrice 200, Matrice 300 and the Airobotics Optimus drone. ASTM F3322-18 requires over 45 aerial parachute deployments with a third-party testing agency. These tests give operators and regulators the confidence required in the three performance pillars of a drone parachute system: effectiveness and reliability in all failure scenarios, rated descent rate, and minimum flight altitude.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com